Manulife Financial reports 2Q13 net income of $259 million,  impacted by market-related items. Core earnings of $609 million, record wealth sales and reduced hedging costs.

Substantive progress made on growth strategies in the second quarter of 2013:

•
Developing our Asian opportunity to the fullest – Wealth sales1 increased for the third consecutive quarter; achieved a leading position in net cash flows in the Mandatory Provident Fund in Hong Kong; and enhanced our distribution network with a new bancassurance agreement in Malaysia.  However, insurance sales were below our expectations and were only six per cent higher than second quarter 2012, after adjusting for the run-up in prior year sales in advance of tax changes and pricing actions to improve margins.

•
Growing our wealth and asset management businesses in Asia, Canada, and the U.S. – Recorded positive net flows which contributed to record funds under management1; and third consecutive quarter of record mutual fund sales in Asia, Canada, and the U.S.

•
Continuing to build our balanced Canadian franchise – More than doubled mutual fund gross sales from the same quarter in the prior year; increased Manulife Bank net lending assets with improved momentum in new loan volumes; and Individual Insurance sales increased from the previous quarter and reflect higher margins.

•
Continuing to grow higher ROE, lower risk U.S. businesses – Achieved record gross and net mutual fund sales; 401(k) sales declined reflecting lower plan turnover in the market; recently launched mid-market 401(k) products are gaining traction with commitments secured; increased sales of life insurance products with more favourable risk and return attributes; and further strengthened distribution capabilities with the announced acquisition of an independent broker-dealer.

Highlights for the quarter ended June 30, 2013:
•
Reported net income attributed to shareholders of $259 million which was impacted by a charge of $242 million for the direct impact of equity markets and interest rates, and investment-related losses of $49 million.

•	Generated core earnings1 of $609 million compared with $599 million in 2Q12.

•	Achieved record wealth sales of $13.7 billion, up 60 per cent2 from 2Q12.

•	Reported a three per cent decline in insurance sales from the prior year due to a run-up in sales in 2Q12 in advance of tax and product changes in Asia.

•	Reduced run rate hedging costs by $30 million largely due to favourable economic conditions.

•	Achieved approximately $175 million pre-tax annual run rate savings to date from Efficiency & Effectiveness projects.

•	Increased MLI’s MCCSR ratio by five points over 1Q13 to 222%.
•	Recorded new business embedded value1 (“NBEV”) of $307 million, in-line with 2Q12.
•	Achieved record funds under management1 (“FUM”) of $567 billion.
•	On a U.S. GAAP basis1, reported a net loss of $692 million.

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $259 million for the quarter ended June 30, 2013.  These results reflect market-

1	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis, a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

related charges of $242 million primarily on variable annuity business and ultimate reinvestment rate assumptions as well as a $49 million charge related to unfavourable investment experience.  In comparison, in the second quarter of 2012, we reported a net loss of $281 million which included $996 million of market-related charges, including an annual update to ultimate reinvestment rates.  Fully diluted earnings per common share (“EPS”) were $0.12 and return on common shareholders’ equity (“ROE”) was 3.9 per cent for the second quarter of 2013.

In the second quarter of 2013, MFC generated core earnings of $609 million compared with $599 million in the second quarter of 2012. Fully diluted core earnings per common share (“Core EPS”)3 were $0.31 and core return on common shareholders’ equity (“Core ROE”)3 was 10.0 per cent.

“Our second quarter net income is not as strong as we would have liked, due to the impact of a number of market-related items.  Having said that, it is a significant improvement over the prior year, volatility is being constrained, core earnings are strong, and our outlook is positive,” said Donald Guloien, President and Chief Executive Officer.  “While not a forecast or guidance, our objective continues to be $4 billion of core earnings by 20164.”

Mr. Guloien added, “We continued to make significant progress on our strategic priorities.  We expanded our distribution networks in Asia and the U.S.; delivered our third consecutive quarter of record wealth sales, which were driven by the significant growth in our mutual fund businesses; and again delivered record funds under management.  We were also able to reduce our hedging costs and have a solid capital ratio.”

Steve Roder, Chief Financial Officer said, “We have made significant progress on our Efficiency and Effectiveness initiative and have already achieved approximately $175 million in pre-tax annual run rate savings. While we do not expect a material bottom line impact in 2013 as we continue to make investments in this initiative, we should see a meaningful net benefit in 2014 and beyond, when the full year impacts of our improvements are realized.4”

Mr. Roder continued, “While it is still early in the process, we expect that the third quarter review of actuarial assumptions will result in a charge that is lower than in each of the last four years. We also expect a number of positive one-time items in the second half of the year. The net impact of all of these items, including the actuarial assumption review, is difficult to estimate with precision since the work is still ongoing, but our preliminary analysis suggests that it will not be substantial in either direction.”

Highlights for the Second Quarter ended June 30, 2013:

•
Reported net income attributed to shareholders of $259 million compared with a loss of $281 million in the second quarter of 2012. Earnings in the second quarter of 2013 were impacted by a charge of $291 million which is comprised of $242 million for market-related factors and a $49 million investment-related charge.  We expect that $180 million of these charges may reverse in future quarters4.

–	The charge of $242 million included:

▪
Approximately $100 million related to the impact on our policy liabilities of the increase in interest rates on balanced and bond funds within our non-dynamically hedged variable annuity business.  We are in the process of updating our annual update of investment return assumptions as part of the third quarter review of actuarial methods and assumptions, which may largely offset these charges4;

▪
Approximately $50 million in realized hedging costs in order to maintain our overall equity hedging position within stated risk targets, in unusually volatile Japanese equity markets. Failing ongoing market volatility, we would not expect this to recur; and

3	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

4	See “Caution regarding forward-looking statements” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

▪
A $70 million charge related to the quarterly update to ultimate reinvestment rate (“URR”) assumptions. The beneficial longer term effects of increasing interest rates helped reduce the URR charge from the first quarter of 2013 ($70 million in 2Q13 compared with $97 million in 1Q13).

–
The $49 million investment related charge was largely due to the impact on our policy liability investment assumptions arising from the significant purchase of Government of Canada bonds. This purchase triggered a charge of approximately $80 million which we expect will reverse as we re-invest these bonds into higher yielding assets5.

•	Delivered core earnings of $609 million, a decrease of $10 million from the first quarter of 2013 and an increase of $10 million from a year earlier:

–
The decrease from the first quarter of 2013 was primarily due to the non-recurrence of tax benefits in the U.S. and unfavourable lapse experience, partly offset by higher fee income on wealth businesses, lower expected macro hedging costs and improved claims experience.

–
The increase from a year ago was driven by higher fee income on wealth businesses and lower amortization of deferred acquisition costs on legacy variable annuities business, largely offset by the non-recurrence of a gain on settlement of a reinsurance treaty in the second quarter of 2012 and unfavourable lapse experience in the second quarter of 2013.  In addition, the impact of higher new business margins on insurance sales in North America of approximately $50 million was mostly offset by the non-recurrence of last year’s significant new business gains related to the sales in advance of tax and product changes in Japan and Hong Kong.

•
Achieved record wealth sales of $13.7 billion, up 60 per cent from a year earlier.  Record Asia wealth sales were more than double prior year, with double-digit growth in all territories.  U.S. Division wealth sales rose 58 per cent as mutual fund sales more than doubled, more than offsetting a 17 per cent decline in Retirement Plan Services sales. In Canada, wealth sales increased 26 per cent as gross mutual fund sales more than doubled prior year sales, partly offset by a 17 per cent decline in Manulife Bank new loan volumes.  Manulife Bank volumes improved significantly over the previous quarter despite being down from the prior year.

•
Reported a three per cent decline in total insurance sales from a year ago. Insurance sales in Asia declined due to the unusually high level of sales in the second quarter of 2012 in advance of tax changes and pricing actions to improve margins.  In Canada, although Individual Insurance sales were lower than the prior year, sales in Group Benefits drove an increase of 19 per cent in total insurance sales compared to the prior year and in the U.S., insurance sales were in line with the prior year and reflected a more favourable product mix.

•
Reduced quarterly run rate hedging costs by $30 million largely due to favourable economic conditions. The favourable market conditions in the second quarter and early in the third quarter provided an opportunity to shift a portion of our hedging from the macro program to the dynamic program and also to reduce our overall hedge positions.  The reduction in hedge positions increased our second quarter core earnings by approximately $20 million and we expect a further $10 million benefit in the third quarter if equity markets and interest rates remain at current levels5.

•
Achieved $175 million pre-tax annual run rate savings to date from Efficiency & Effectiveness (“E&E”) projects.  Progress on E&E projects relate to operations, information services, procurement, workplace transformation, as well as organizational design which is virtually complete.

•
Ended the quarter with a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) of 222 per cent, up five points from March 31, 2013.  The ratio increased due to the impact of higher interest rates on required capital and a preferred share issuance. The previously announced sale of our

5	See “Caution regarding forward-looking statements” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

Taiwan life insurance business, subject to regulatory approval, is expected to result in an approximately three point benefit to our MCCSR ratio in the fourth quarter of 20136.

•
Generated new business embedded value (“NBEV”) of $307 million, largely in line with a year ago. The decline in insurance NBEV and increase in wealth NBEV over the prior year was consistent with the insurance and wealth sales trend over the same period.

•	Achieved record funds under management (“FUM”) of $567 billion.

•
Reported a $692 million net loss under U.S. GAAP.  This included a $694 million charge related to our variable annuity business and macro hedges and a $671 million mark-to-market charge primarily related to the impact of interest rates on derivative positions not designated as hedges for accounting.  Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when equity markets are favourable, the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

6	See “Caution regarding forward-looking statements” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
C$ millions, unless otherwise stated, unaudited	2Q 2013	1Q 2013	(restated)(1) 2Q 2012	1H 2013	(restated)(1) 1H 2012
Net income (loss) attributed to shareholders	$259	$540	$(281)	$799	$944
Preferred share dividends	(32)	(32)	(28)	(64)	(52)
Common shareholders’ net income (loss)	$227	$508	$(309)	$735	$892
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(2)	$609	$619	$599	$1,228	$1,125
Investment-related (losses) gains in excess of amounts included in core earnings	(97)	97	54	-	263
Core earnings plus investment-related (losses) gains in excess of amounts included in core earnings	$512	$716	$653	$1,228	$1,388
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(242)	(107)	(996)	(349)	(698)
Changes in actuarial methods and assumptions, excluding ultimate reinvestment rate (“URR”)	(35)	(69)	-	(104)	12
Other items(3)	24	-	62	24	242
Net income (loss) attributed to shareholders	$259	$540	$(281)	$799	$944
Basic earnings (loss) per common share (C$)	$0.12	$0.28	$(0.17)	$0.40	$0.49
Diluted earnings (loss) per common share (C$)	$0.12	$0.28	$(0.17)	$0.40	$0.48
Diluted core earnings per common share (C$)(2)	$0.31	$0.32	$0.30	$0.63	$0.57
Return on common shareholders’ equity (“ROE”) (%)	3.9%	9.1%	(5.6)%	6.5%	8.1%
Core ROE (%)(2)	10.0%	10.6%	10.4%	10.3%	9.8%
Funds under management (C$ billions) (2)	$567	$555	$513	$567	$513

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)	For a more detailed description see Section B1 below.

August 8, 2013 – Press Release Reporting Second Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division, stated, “Our wealth business had a strong quarter, with sales of over US$3 billion in the second quarter of 2013, more than double second quarter 2012. New products, expanded distribution and marketing efforts across the division have led to sequential quarterly increases in wealth sales over the past year, a clear indication of the success of our wealth management strategy.  Insurance sales, while not yet where we would like them to be, increased 13 per cent compared with the first quarter of 2013 and we expect to see continued growth as new products are launched into our growing distribution system7. In the second quarter we entered into an exclusive ten year agreement with Alliance Bank in Malaysia to make our products available to their one million customers, and commenced in-branch sales under this new agreement in May.”

Asia Division second quarter 2013 insurance sales of US$254 million were 31 per cent lower than the same quarter of 2012 due to the unusually high level of sales in advance of tax and product changes in the prior year. Excluding the unusual prior year sales, overall insurance sales were six per cent higher than the second quarter a year ago.  All insurance sales growth percentages quoted below are based on second quarter 2013 versus second quarter 2012.
•	Japan insurance sales of US$97 million decreased by 50 per cent due to the higher sales prior to a tax change in April last year and slower sales following pricing actions in late 2012.
•
Hong Kong insurance sales of US$59 million decreased by 27 per cent. Excluding the sales in the second quarter of 2012 driven by announced future price increases, sales increased by 14 per cent primarily driven by growth in our agency force.

•	Indonesia insurance sales were US$33 million, an increase of 31 per cent, driven by an expanded agency force and strong sales through our bank distribution channels.
•
Asia Other insurance sales (excludes Hong Kong, Japan and Indonesia) were US$65 million, a decrease of nine per cent.  Excluding the second quarter 2012 sales in Taiwan related to announced future product changes, sales increased five per cent over the same quarter of 2012, driven by higher agency sales in China and Vietnam.

Second quarter 2013 record wealth sales of US$3.0 billion were more than double second quarter 2012.  All wealth sales growth percentages quoted below are based on second quarter 2013 versus second quarter 2012.
•	Japan wealth sales were US$683 million, an increase of 126 per cent, driven by the continued success of the Strategic Income Fund and other foreign currency denominated funds.
•
Hong Kong wealth sales were US$253 million, an increase of 56 per cent, due to higher pension sales following the launch of the Mandatory Provident Fund’s new Employee Choice Arrangement late last year; and we maintained a leading market share position in net cash flow in that business.

•
Indonesia achieved record quarterly wealth sales of US$457 million, an increase of 157 per cent, driven by strong performance in all product lines, with mutual fund sales four times higher than a year ago.

•
Asia Other posted record quarterly wealth sales of US$1,637 million, an increase of 141 per cent. Record mutual fund sales in China, fueled by a new bond fund launch, along with strong mutual fund sales in Taiwan and the continued success of unit-linked product sales in the Philippines, were the key contributors to the growth.

Asia Division continues to execute on our longer-term growth strategy by expanding agency and bank channel distribution capacity. Contracted agents stood at approximately 54,800 as at June 30, 2013, up eight per cent from the end of June 2012, with double digit growth in both Indonesia

7	See “Caution regarding forward-looking statements” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

and the Philippines.  Bank channel sales, expressed on a total annualized insurance and wealth premium equivalent8 basis, increased by 52 per cent compared with a year ago.

Canadian Division

“The significant sales momentum of our Manulife Mutual Funds franchise continued, with record gross deposits during the second quarter,” said Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division. “In addition, our closed-end fund offering, the Manulife Floating Rate Senior Fund, contributed almost $300 million in deposits in the quarter. Our Group businesses led the market in sales in the first quarter9, and solid performance in targeted market segments continued in the second quarter. Manulife Bank’s net lending assets increased during the quarter with improved momentum in new loan volumes, despite the aggressive competitive environment. On the retail insurance front, sales also increased over the first quarter”.

Individual wealth management sales of $2.9 billion for the second quarter of 2013 increased 22 per cent compared with the second quarter of 2012, driven by record mutual fund sales. Sales were dampened by lower variable annuity deposits and lower Bank new loan volumes, reflecting competitive pressures and a slowdown in the residential mortgage market.

•
Manulife Mutual Funds achieved record gross mutual fund deposits10 of $1.8 billion in the second quarter of 2013, more than double second quarter 2012 volumes, driven by the success of our closed-end fund offering and our expanded product shelf, including the Manulife Private Investment Pools launched late in 2012. Net sales continued to outpace industry growth11. Assets under management increased to a record $23.8 billion at June 30, 2013, up 27 per cent from June 30, 2012, compared to industry growth of 14 per cent.

•
Manulife Bank’s net lending assets of $18 billion increased 8 per cent over the second quarter of 2012, outpacing industry growth12. Second quarter new loan volumes of $1.1 billion  rebounded from first quarter 2013 levels by almost 50 per cent; however, they were 17 per cent lower than second quarter 2012 volumes, reflecting the industry-wide slowdown in the residential mortgage market and the highly competitive environment.

•
Variable annuity sales were $321 million, over 40 per cent lower than the second quarter of 2012, reflecting our deliberate effort to reduce sales of products with  long-term guarantees.  Sales of fixed products in the second quarter of 2013 were $83 million, an increase of $16 million over the second quarter of last year.

Individual Insurance sales in the second quarter of 2013 continued to align with our strategy to reduce the proportion of sales of products with higher risk guaranteed long-duration features. Sales were $70 million, an increase of 11 per cent from the first quarter of 2013, however, due to our repositioning actions, were four per cent lower than second quarter 2012.

According to the most recently published industry information, both Group Benefits and Group Retirement Solutions (“GRS”) led their respective markets in sales in the first quarter of 20139.  Sales in the second quarter reflected the customary variability of the group market. GRS sales of $230 million were more than double second quarter 2012 volumes, reflecting successful cross-selling efforts, Group Benefits’ sales of $464 million included one large case that represented over 80 per cent of the sales.

8	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

9	Based on quarterly LIMRA industry sales report as at March 31, 2013.

10	Gross mutual fund deposits include deposits from our segregated fund business.

11	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada (IFIC).

12	As per McVay and Associates, The Personal Banking Product Market Share, May 2013.

August 8, 2013 – Press Release Reporting Second Quarter Results

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division reported, "We produced another strong quarter of operating results in the Division and are executing well in our businesses.  Record sales in Mutual Funds contributed to record funds under management in the Wealth Management businesses and on the insurance front, we recorded strong sales in our repriced, lower risk insurance products.”

Wealth Management second quarter 2013 sales were US$7.4 billion, an increase of 58 per cent compared with the same quarter of the prior year.

•
John Hancock Mutual Funds (“JH Funds”) second quarter 2013 sales were our highest level ever. Sales of US$6.4 billion more than doubled our second quarter 2012 results, with increases across all distribution channels. Bolstered by strong capital markets, JH Funds sales success was driven by strong distribution partnerships, improved productivity of the sales force, a strong product lineup and a shift in investor money back to equity funds. As at June 30, 2013, JH Funds offered 25 Four- or Five-Star Morningstar13 rated equity and fixed income mutual funds. JH Funds experienced record positive net sales14 in the second quarter of 2013, making it the seventh consecutive quarter of net positive inflows. These sales and retention results propelled funds under management as at June 30, 2013 to a record high of US$52 billion, a 36 per cent increase from June 30, 2012 and an increase of 22 per cent from December 31, 2012.

•
John Hancock Retirement Plan Services second quarter sales were US$1.0 billion, a decrease of 17 per cent compared with the same quarter in the prior year driven by lower plan turnover volumes in the market. Funds under management increased 12 per cent compared with levels at June 30, 2012 and five per cent compared with levels at December 31, 2012. Our recently launched “TotalCare” (a full service group annuity) and “Enterprise” (a mutual fund offering geared toward the mid-market) are gaining traction with several sales commitments secured in the quarter.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$83.3 billion as at June 30, 2013, a ten per cent increase over June 30, 2012. Lifestyle and Target Date funds continue to be a strong offering through JH Funds with sales of US$580 million in the second quarter of 2013, an increase of 17 per cent over the same quarter in the prior year, and Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.0 billion or 67 per cent of premiums and deposits15 in the second quarter of 2013.  As at June 30, 2013, John Hancock was the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products16.

13
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

14
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

15	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

16	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

August 8, 2013 – Press Release Reporting Second Quarter Results

Overall U.S. Insurance sales of US$130 million for the second quarter of 2013 were flat compared with the same period in the prior year and continued to include a higher proportion of sales from products with more favourable risk profiles.

•
John Hancock Life sales of US$117 million were flat compared with second quarter 2012; however, the underlying sales mix showed an increase in sales of products we are actively marketing, offsetting the decline in our de-emphasized guarantee products. Our newly launched products continued to perform well, with Protection universal life (“UL”) sales of US$54 million and Indexed UL sales of US$15 million in the second quarter of 2013, up 39 per cent and more than triple, respectively, over the prior year.

•
John Hancock Long-Term Care retail sales of US$8 million in the second quarter of 2013 grew 27 per cent compared with the same period in 2012, aided by a key competitor’s pullback in the market. Our new innovative retail product with gender distinct rates has been approved in 45 states and launched in 36 states.

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “We are very pleased with the continued strong investment performance from Manulife Asset Management with all asset classes outperforming on a 1, 3, and 5-year basis”.

Assets managed by Manulife Asset Management were $260 billion as at June 30, 2013, an increase of $8 billion from March 31, 2013 and an increase of $37 billion from June 30, 2012.  At June 30, 2013, Manulife Asset Management had a total of 60 Four- and Five-Star Morningstar rated funds; Morningstar ceased calculating ratings for money market funds during the quarter.

CORPORATE ITEMS
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after September 19, 2013 to shareholders of record at the close of business on August 20, 2013.

The Board of Directors approved that, in respect of the Company’s September 19, 2013 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

In Indonesia, Manulife Asset Management received the “Fund House of the Year” award for the Indonesian market, at the AsianInvestor’s Investment Performance Awards 2013.

In Hong Kong, our fund manager of the Manulife Asset Management’s Asia Total Return bond strategy was awarded the “Long-Only Fixed Income Fund Manager of the Year” award by The Asset.

In Hong Kong, Manulife received a Sing Tao Excellent Services Brand Award for the fourth consecutive year in the MPF Services Provider category.

In the U.S., Manulife won a New England Direct Marketing Association award for Creative Excellence for Best Use of Twitter through its John Hancock-Boston Marathon Twitter campaign.

In Canada, Manulife won four awards in the 2013 Internet Advertising Competition for its work on various Sponsor Marketing campaigns.

August 8, 2013 – Press Release Reporting Second Quarter Results

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 8, 2013.  For local and international locations, please call 416-340-8018 and toll free in North America please call 1-866-225-0198.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on August 8, 2013 until August 22, 2013 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on August 8, 2013. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Second Quarter 2013 Statistical Information Package is also available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Sean B. Pasternak 416 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com
Anique Asher (416) 852-9580 anique_asher@manulife.com

August 8, 2013 – Press Release Reporting Second Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 7, 2013, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2012 Annual Report and our unaudited 2013 first quarter report to shareholders.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2012 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Second quarter highlights	1.	Regulatory, actuarial and accounting risks
2.	Other items of note	2.	Variable annuity and segregated fund guarantees
		3.	Publicly traded equity performance risk
B	FINANCIAL HIGHLIGHTS	4.	Interest rate and spread risk
1.	Second quarter earnings analysis
2.	Premiums and deposits	E	ACCOUNTING MATTERS AND CONTROLS
3.	Funds under management	1.	Critical accounting and actuarial policies
4.	Capital	2.	Actuarial methods and assumptions
5.	U.S. GAAP results	3.	Sensitivity of policy liabilities to updates to assumptions
		4.	Income Taxes
		5.	Accounting and reporting changes
C	PERFORMANCE BY DIVISION
1.	Asia	F	OTHER
2.	Canadian	1.	Performance and Non-GAAP measures
3.	U.S.	2.	Key planning assumptions and uncertainties
4.	Corporate and Other	3.	Caution regarding forward-looking statements

August 8, 2013 – Press Release Reporting Second Quarter Results

A      OVERVIEW

A1	Second quarter highlights
Net income attributed to shareholders of $259 million in the second quarter of 2013 compared with a loss of $281 million in the second quarter of 2012.

Earnings in the second quarter of 2013 were impacted by a charge of $291 million which is comprised of $242 million for market-related factors and a $49 million investment-related charge.   We expect that $180 million of these charges may reverse in future quarters12.

•	The charge of $242 million included:
–
Approximately $100 million related to the impact on our policy liabilities of the increase in interest rates on balanced and bond funds within our non-dynamically hedged variable annuity business.   We are in the process of updating our annual update of investment return assumptions as part of the third quarter review of actuarial methods and assumptions, which may largely offset these charges12;

–
Approximately $50 million in realized hedging costs in order to maintain our overall equity hedging position within stated risk targets, in unusually volatile Japanese equity markets. Failing ongoing market volatility, we would not expect this to recur; and

–
A $70 million charge related to the quarterly update to ultimate reinvestment rate (“URR”) assumptions. The beneficial longer term effects of increasing interest rates helped reduce the URR charge from the first quarter of 2013. ($70 million in 2Q13 compared with $97 million in 1Q13).

•
The $49 million investment-related charge was largely due to the impact on our policy liability investment assumptions arising from the significant purchase of Government of Canada bonds. This purchase triggered a charge of approximately $80 million which we expect will reverse as we re-invest these bonds into higher yielding assets17.

While we reported a $9.0 billion reduction in investment income as a result of the mark-to-market accounting impact of the increase in interest rates on our bond and fixed income derivative holdings, our policy liabilities also included the impact of the change in rates, with the net result of the change in asset and liabilities being the items discussed above.

In the second quarter of 2012, we reported a net loss of $281 million which included a charge of $677 million related to URR assumptions, and $319 million of other market-related charges.

In accordance with our stated policy, core earnings include up to $200 million of investment gains per annum, which is distributed up to $50 million per quarter on an accumulated basis.  On a year-to-date basis we have reported $98 million of investment gains, of which $50 million was reported in core earnings in the first quarter and $48 million was reported in core earnings in the second quarter.  In the second quarter, there was, therefore, a difference of $97 million between the $48 million of investment gains reported in core earnings and the $49 million investment loss reported in net income and referred to above.

Core earnings of $609 million in the second quarter of 2013 increased by $10 million compared with the second quarter of 2012.  The second quarter of 2013 benefited from growth in fee income in the wealth businesses from higher average assets under management and lower amortization of deferred acquisition costs which were largely offset by the non-recurrence of a gain on the settlement of a reinsurance treaty in the second quarter of 2012 and unfavourable lapse experience in the second quarter of 2013.  A large portion of the unfavourable lapse experience was due to specific events that are not expected to recur in future quarters.  In addition, the impact of higher new business margins on insurance sales in U.S. and Canada of approximately $50 million was mostly offset by the non-recurrence of last year’s significant new business gains related to the sales of a high margin product prior to a tax change in Japan and lower sales volumes in Hong Kong, stemming from price increases in the third quarter of 2012.

17	See “Caution regarding forward-looking statements” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

Core earnings decreased by $10 million compared to the first quarter of 2013 primarily due to the non-recurrence of tax benefits in the U.S. and unfavourable lapse experience, partly offset by higher fee income from wealth businesses, lower expected macro hedging costs and improved claims experience.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 222 per cent compared with 217 per cent at the end of the first quarter of 2013.  The higher ratio was mainly driven by the favourable impact of increasing interest rates on required capital and a preferred share issuance in the second quarter.

Insurance sales18 of $929 million in the second quarter of 2013 declined19 three per cent compared with the second quarter of 2012.   Insurance sales in Asia declined by 31 per cent due to the unusually high level of sales in the second quarter of 2012 in advance of tax changes and pricing actions to improve margins.  In Canada, although Individual Insurance sales were lower than the prior year, sales in Group Benefits drove an increase of 19 per cent in total insurance sales compared with the second quarter of 2012 and in the U.S., insurance sales were in line with the prior year and reflected a more favourable product mix.

Wealth sales were a record $13.7 billion in the second quarter 2013, an increase of 60 per cent compared with the second quarter of 2012.  Record Asia wealth sales were more than double the same quarter of 2012, with double-digit growth in all territories.  U.S. Division’s sales rose 58 per cent as mutual fund sales were more than double the prior year, more than offsetting a 17 per cent decline in Retirement Plan Services sales. In Canada, wealth sales increased 26 per cent as mutual fund sales more than doubled sales in the same quarter of 2012, partly offset by a 17 per cent decline in Manulife Bank new loan volumes from the prior year.

A2	Other items of note
Lower overall hedging costs
The overall favourable equity market conditions and interest rates in the second quarter of 2013 and the beginning of the third quarter provided an opportunity to shift a portion of our hedging from the macro program to the dynamic program and also to reduce our overall hedge positions.  The shift to dynamic improves the ability to hedge the related interest rate risks as well as better manage convexity risk.  The overall reduction in hedge position increased our second quarter core earnings by approximately $20 million and we expect an additional $10 million benefit in the third quarter for a total run rate benefit of $30 million, assuming interest rates and equity markets remain at current levels20.

Q3 and Q4 items
While it is still early in the process, we expect that the third quarter review of actuarial assumptions will result in a charge that is lower than in each of the last four years. We also expect a number of positive one-time items in the second half of the year. The net impact of all of these items, including the actuarial assumption review, is difficult to estimate with precision since the work is still ongoing, but our preliminary analysis suggests that it will not be substantial in either direction20.

18	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

19
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

20	See “Caution regarding forward-looking statements” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

B      FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
C$ millions, unless otherwise stated unaudited	2Q 2013	1Q 2013	(restated)(1) 2Q 2012	1H 2013	(restated)(1) 1H 2012
Net income (loss) attributed to shareholders	$259	$540	$(281)	$799	$944
Preferred share dividends	(32)	(32)	(28)	(64)	(52)
Common shareholders’ net income (loss)	$227	$508	$(309)	$735	$892
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(2)	$609	$619	$599	$1,228	$1,125
Investment-related (losses) gains in excess of amounts included in core earnings	(97)	97	54	-	263
Core earnings plus investment-related (losses) gains in excess of amounts included in core earnings	$512	$716	$653	$1,228	$1,388
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(242)	(107)	(996)	(349)	(698)
Changes in actuarial methods and assumptions, excluding URR	(35)	(69)	-	(104)	12
Other items(3)	24	-	62	24	242
Net income (loss) attributed to shareholders	$259	$540	$(281)	$799	$944
Basic earnings (loss) per common share (C$)	$0.12	$0.28	$(0.17)	$0.40	$0.49
Diluted earnings (loss) per common share (C$)	$0.12	$0.28	$(0.17)	$0.40	$0.48
Diluted core earnings per common share (C$)(2)	$0.31	$0.32	$0.30	$0.63	$0.57
Return on common shareholders’ equity (“ROE”) (%)	3.9%	9.1%	(5.6)%	6.5%	8.1%
Core ROE (%)(2)	10.0%	10.6%	10.4%	10.3%	9.8%
U.S. GAAP net (loss) income attributed to shareholders(2)	$(692)	$(345)	$2,203	$(1,037)	$1,839
Sales(2) Insurance products	$929	$619	$1,001	$1,548	$1,824
Wealth products	$13,718	$12,423	$8,548	$26,141	$17,272
Premiums and deposits(2) Insurance products	$6,321	$6,002	$6,308	$12,323	$11,995
Wealth products	$17,358	$16,331	$11,179	$33,689	$22,632
Funds under management (C$ billions)(2)	$567	$555	$513	$567	$513
Capital (C$ billions)(2)	$30.8	$30.1	$29.2	$30.8	$29.2
MLI’s MCCSR ratio	222%	217%	213%	222%	213%

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)	For a more detailed description see Section B1 below.

August 8, 2013 – Press Release Reporting Second Quarter Results

B1	Second quarter earnings analysis
The table below reconciles the second quarter 2013 core earnings of $609 million to the reported net income attributed to shareholders of $259 million.

C$ millions, unaudited	2Q 2013	1Q 2013	(restated)(1)2Q 2012
Core earnings (losses)(2)
Asia Division	$226	$226	$286
Canadian Division	225	179	201
U.S. Division	343	440	247
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(105)	(128)	(67)
Expected cost of macro hedges(3)	(128)	(148)	(118)
Investment gains included in core earnings(4)	48	50	50
Core earnings	$609	$619	$599
Investment-related (losses) gains in excess of amounts included in core earnings(4)	(97)	97	54
Core earnings plus investment-related (losses) gains in excess of amounts included in core earnings	$512	$716	$653
(Charges) gains on direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged (see table below)(5)	(242)	(107)	(996)
(Charges) gains from changes in actuarial methods and assumptions, excluding URR(6)	(35)	(69)	-
Favourable impact of the enactment of tax rate changes in Canada(7)	50	-	-
Restructuring charge related to organizational design(8)	(26)	-	-
Loss on sale of Life Retrocession Business	-	-	(50)
Favourable impact of major reinsurance transactions	-	-	112
Net income (loss) attributed to shareholders	$259	$540	$(281)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
The second quarter 2013 net loss from macro equity hedges was $359 million and consisted of a $128 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $231 million because actual markets outperformed our valuation assumptions (see table below).

(4)
As outlined under Critical Accounting and Actuarial Policies, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”).  Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period as well as to the change in our policy liabilities driven by the impact of current period investing activities on the future expected investment income assumptions.

(5)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly URR update for North American business units, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment.  See table below for components of this item.

(6)
The second quarter 2013 charge of $35 million is primarily attributed to the impact of method and modeling refinements in the projection of certain asset and liability related cash flows across several business units, mainly in the U.S.

(7)	Primarily reflects the impact on our deferred tax asset position of Canadian provincial tax rate changes.

(8)	The restructuring charge is related to additional severance, pension and consulting costs for the Company’s Organizational Design project, which was completed in the quarter.

August 8, 2013 – Press Release Reporting Second Quarter Results

The gain (loss) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged in the table above is attributable to:

C$ millions, unaudited	2Q 2013	1Q 2013	2Q 2012
Variable annuity guarantee liabilities that are dynamically hedged(1)	$30	$101	$(269)
Variable annuity guarantee liabilities that are not dynamically hedged(2)	75	757	(758)
General fund equity investments supporting policy liabilities and on fee income(3)	(70)	115	(116)
Macro equity hedges relative to expected costs(4)	(231)	(730)	423
Direct impact of equity markets and variable annuity guarantees that are dynamically hedged(5)	$(196)	$243	$(720)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(6)	151	(245)	305
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(127)	(8)	96
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(7)	(70)	(97)	(677)
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$(242)	$(107)	$(996)
Direct impact of equity markets and interest rates	$(272)	$(208)	$(727)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the second quarter 2013 was mostly because our equity fund results outperformed indices and there was a gain on the release of provision for adverse deviation associated with more favourable equity markets.  See the Risk Management section of MD&A in our 2012 Report.

(2)	The net gain in the second quarter of 2013 included gains related to equity positions in Japan not dynamically hedged.

(3)	The impact on general fund equity investments supporting policy liabilities and on fee income includes the capitalized impact on fees for variable universal life policies.

(4)
The second quarter 2013 net loss from macro equity hedges was $359 million and consisted of a $128 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $231 million because actual markets outperformed our valuation assumptions.

(5)
In the second quarter of 2013, gross equity hedging charges of $231 million from macro hedge experience and charges of $783 million from dynamic hedging experience were partially offset by gross equity exposure gains of $818 million.  This resulted in a loss of $196 million and was driven by approximately $100 million related to the actuarial impact of interest rates on balanced and bond funds supporting our non-dynamically hedged variable annuity business; approximately $50 million related to macro hedge rebalancing as a result of highly volatile Japanese equity markets; and $26 million of other items.

(6)
The gain in second quarter 2013 for fixed income assumptions was driven by the increase in risk-free rates in North America and Asia, and the increase in corporate spreads in North America, partially offset by the increase in swap spreads.

(7)	Beginning with the first quarter of 2013, the URR impact is calculated on a quarterly basis, whereas in prior years it was calculated annually in the second or third quarter of each year.

B2      Premiums and deposits21
Premiums and deposits for insurance products were $6.3 billion in the second quarter of 2013, an increase of two per cent compared with the second quarter of 2012.  Premiums and deposits for wealth products were $17.4 billion in the second quarter of 2013, an increase of $6.2 billion or 54 per cent compared with the second quarter of 2012. Growth was driven by very strong mutual fund sales.

B3      Funds under management21
Funds under management as at June 30, 2013 were a record $567 billion, an increase of $54 billion, or nine per cent21, compared with June 30, 2012.  The increase was attributed to $37 billion of favourable investment returns and $21 billion of net positive policyholder cashflows, partly offset by other smaller factors.

21	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

B4      Capital22
MFC’s total capital as at June 30, 2013 was $30.8 billion, an increase of $0.7 billion from March 31, 2013 and $1.7 billion from June 30, 2012. The increase from June 30, 2012 was primarily driven by net earnings of $1.6 billion, net capital issued of $0.6 billion and the $0.2 billion impact from favourable currency movements on translation of foreign operations, partially offset by cash dividends of $0.8 billion over the period.

As noted in Section A1 above, MLI’s MCCSR ratio closed the quarter at 222 per cent compared with 217 per cent at the end of the first quarter of 2013.

B5      U.S. GAAP results
Net loss attributed to shareholders in accordance with U.S. GAAP for the second quarter of 2013 was $692 million, compared with net income attributed to shareholders of $259 million under IFRS.  The net loss in accordance with U.S. GAAP included $694 million related to losses with respect to our variable annuity business and macro hedges and $671 million related to mark-to-market accounting, including the impact of derivative positions not designated as hedges for accounting.    Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when markets are favourable, the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under U.S. GAAP in our consolidated financial statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net loss attributed to shareholders in accordance with U.S. GAAP for the second quarter of 2013 follows, with major differences expanded upon below:

C$ millions, unaudited
For the quarters ended June 30,	2013	(restated)(1) 2012
Net income (loss) attributed to shareholders in accordance with IFRS	$259	$(281)
Key earnings differences:
Variable annuity guarantee liabilities	$(440)	$1,163
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(506)	1,187
New business differences including acquisition costs	(208)	(178)
Changes in actuarial methods and assumptions, excluding URR	52	122
Other differences	151	190
Total earnings differences	$(951)	$2,484
Net (loss) income attributed to shareholders in accordance with U.S. GAAP	$(692)	$2,203

(1)
The 2012 IFRS results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

22	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

Accounting for variable annuity guarantee liabilities
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In the second quarter of 2013, we reported a net charge of $335 million (2012 – gain of $136 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $105 million under IFRS (2012 – charge of $1,027 million).   Under both accounting bases we reported charges on our macro hedge program of $359 million.

Investment income and policy liabilities
Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The second quarter 2013 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net charge of $165 million (2012 – charge of $288 million) compared with U.S. GAAP net realized losses and other investment losses of $671 million (2012 – gain of $899 million).

Differences in the treatment of acquisition costs and other new business items
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions
The charge recognized under IFRS from changes in actuarial methods and assumptions of $35 million in the second quarter of 2013 (2012 – nil) compared to a gain of $17 million (2012 – gain of $122 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP23 as at June 30, 2013 was approximately $12 billion higher than under IFRS.  Of this difference, approximately $8 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at June 30, 2013 arose from our U.S. businesses.

23	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at	June 30, 2013	(restated)(1) December 31, 2012
Total equity in accordance with IFRS	$26,544	$25,159
Differences in shareholders’ retained earnings and participating policyholders’ equity	7,829	9,715
Differences in accumulated other comprehensive income attributed to:
(i)Pension and other post-employment plans	(34)	(47)
(ii)AFS securities and other	3,163	5,670
(iii)Cash flow hedges	1,936	2,575
(iv)Translation of net foreign operations(2)	(1,080)	(1,457)
Differences in share capital, contributed surplus and non-controlling interests	242	240
Total equity in accordance with U.S. GAAP	$38,600	$41,855

(1)
The 2012 IFRS amounts were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

August 8, 2013 – Press Release Reporting Second Quarter Results

C      PERFORMANCE BY DIVISION

C1	Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2013	1Q 2013	2Q 2012	1H 2013	1H 2012
Net income (loss) attributed to shareholders	$386	$928	$(315)	$1,314	$796
Core earnings	226	226	286	452	553
Premiums and deposits	5,138	4,468	3,248	9,606	6,114
Funds under management (billions)	79.3	78.8	74.5	79.3	74.5
U.S. dollars
Net income (loss) attributed to shareholders	$378	$920	$(312)	$1,298	$798
Core earnings	220	224	283	444	550
Premiums and deposits	5,024	4,430	3,216	9,454	6,078
Funds under management (billions)	75.4	77.5	73.1	75.4	73.1

Asia Division’s net income attributed to shareholders was US$378 million for the second quarter of 2013 compared with a loss of US$312 million for the second quarter of 2012. The increase was primarily related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities. Core earnings of US$220 million for the second quarter of 2013 decreased US$63 million compared to the second quarter of 2012. Double-digit growth in in-force earnings was more than offset by the non-recurrence of last year’s significant sales of a high margin product prior to a tax change in Japan; lower sales volumes in Hong Kong, stemming from price increases in the third quarter of 2012; unfavourable lapse experience; and currency movements.

Year-to-date net income attributed to shareholders was US$1,298 million compared with US$798 million for the same period of 2012.

Premiums and deposits for the second quarter of 2013 were US$5.0 billion, up 67 per cent from the second quarter of 2012 on a constant currency basis.  Premiums and deposits for insurance products of US$1.5 billion increased three per cent driven by in-force business growth, partly offset by lower new business volumes as discussed above.  Wealth management premiums and deposits of US$3.5 billion increased 126 per cent driven by strong mutual fund sales and the increase in Mandatory Provident Fund sales in Hong Kong.

Funds under management as at June 30, 2013 were US$75.4 billion, an increase of 12 per cent, compared with June 30, 2012. Growth was driven by net policyholder cash flows of US$7 billion and favourable investment returns, partly offset by the impact of currency changes.  The decline in funds under management compared with first quarter of 2013 was due to the impact of rising interest rates and currency movements which more than offset $1.6 billion from net policyholder cash flows.

C2      Canadian Division

	Quarterly results			YTD results
(C$ millions unless otherwise stated)	2Q 2013	1Q 2013	2Q 2012	1H 2013	1H 2012
Net income (loss) attributed to shareholders	$103	$(62)	$223	$41	$540
Core earnings	225	179	201	404	373
Premiums and deposits	5,661	5,335	4,565	10,996	9,291
Funds under management (billions)	135.8	136.5	127.5	135.8	127.5

August 8, 2013 – Press Release Reporting Second Quarter Results

Canadian Division’s net income attributed to shareholders was $103 million for the second quarter of 2013 compared with $223 million for the second quarter of 2012. Core earnings of $225 million for the second quarter of 2013 increased by $24 million or 12 per cent compared with the second quarter of 2012, driven by business growth and improved new business margins reflecting the impacts of product repricing, favourable business mix and higher interest rates. Investment-related losses excluded from core earnings were $122 million in the second quarter of 2013 (2012 – loss of $115 million).  Net income in the second quarter of 2012 also included a $137 million gain related to the recapture of a reinsurance treaty that was excluded from core earnings.

Year-to-date net income attributed to shareholders was $41 million compared with $540 million for the same period of 2012. Year-to-date core earnings of $404 million were $31 million higher than the first six months of 2012 reflecting business growth and improved new business margins. Excluded from core earnings were investment-related losses of $363 million in the first six months of 2013 (2012 – loss of $92 million) and $259 million of non-recurring gains in 2012 related to the recapture of a reinsurance treaty and reserve releases due to in-force variable annuity product changes.

Premiums and deposits in the second quarter of 2013 were $5.7 billion, an increase of $1.1 billion or 24 per cent compared to second quarter 2012 levels.  The increase was driven by record mutual fund deposits and higher sales in Group Benefits and GRS, partially offset by lower variable annuity deposits.

Funds under management of $135.8 billion grew by $8.3 billion or seven per cent from June 30, 2012 primarily due to the growth in our wealth management businesses.

C3	U.S. Division
($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2013	1Q 2013	(restated)(1) 2Q 2012	1H 2013	(restated)(1) 1H 2012
Net income attributed to shareholders	$429	$726	$179	$1,155	$755
Core earnings	343	440	247	783	504
Premiums and deposits	11,713	11,725	8,684	23,438	17,773
Funds under management (billions)	315.7	307.3	289.8	315.7	289.8

U.S. dollars
Net income attributed to shareholders	$419	$720	$176	$1,139	$752
Core earnings.	336	436	245	772	502
Premiums and deposits	11,450	11,629	8,594	23,079	17,672
Funds under management (billions)	300.3	302.6	84.4	300.3	284.4

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

U.S. Division’s net income attributed to shareholders was US$419 million for the second quarter of 2013 compared with US$176 million for the second quarter of 2012. Core earnings for the second quarter of 2013 were US$336 million, an increase of US$91 million compared with the second quarter of 2012.

Contributing to the increase in core earnings were higher new business margins as a result of product actions, price increases and business mix; higher fee income from higher average assets under management; lower amortization of deferred acquisition costs; and improved policyholder claims experience; partially offset by unfavourable lapse experience. Items reconciling core earnings to net income attributed to shareholders in the second quarter of 2013 included other

August 8, 2013 – Press Release Reporting Second Quarter Results

investment-related gains of US$95 million, partially offset by a charge for the direct impact of equity markets and interest rates of US$12 million.

Year-to-date net income attributed to shareholders was US$1,139 million compared with US$752 million for the same period of 2012.

Premiums and deposits for the second quarter of 2013 were US$11.5 billion, an increase of 33 per cent from the second quarter of 2012. The increase was primarily driven by record sales in Mutual Funds, partially offset by the closing of our annuity business to new sales.

Funds under management as at June 30, 2013 were US$300.3 billion, up six per cent from June 30, 2012. The increase was due to positive investment returns and strong net wealth sales in Wealth Asset Management.

C4      Corporate and Other
	Quarterly Results			YTD results
(C$ millions, unless otherwise stated)	2Q 2013	1Q 2013	(restated)(1) 2Q 2012	1H 2013	(restated)(1) 1H 2012
Net loss attributed to shareholders	$(659)	$(1,052)	$(368)	$(1,711)	$(1,147)
Core losses (excluding macro hedges and core investment gains)	$(105)	$(128)	$(67)	$(233)	$(180)
Expected cost of macro hedges	(128)	(148)	(118)	(276)	(225)
Investment gains included in core earnings	48	50	50	98	100
Total core losses	$(185)	$(226)	$(135)	$(411)	$(305)
Premiums and deposits	$1,167	$805	$990	$1,972	$1,449
Funds under management (billions)	36.2	32.7	21.1	36.2	21.1

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $659 million for the second quarter of 2013 compared to a net loss of $368 million for the second quarter of 2012. Core losses were $185 million in the second quarter of 2013 and $135 million in the second quarter of 2012.

Charges in the second quarter of 2013 not included in core earnings totaled $474 million.  These included: $231 million of net experience losses on macro hedges; $127 million of realized losses on AFS bonds and related interest rate swaps; $56 million related to the direct impact of interest rates on mark-to-market assets held in the surplus segment; a $35 million charge for changes in actuarial methods and assumptions; and $26 million related to severance accruals and associated costs; partially offset by a gain of $50 million reflecting the impact of provincial tax rate changes.  In addition, to allocate a portion of the investment results to core earnings, the $48 million of investment gains reported in core earnings in the Corporate and Other segment is recorded as a charge to non-core earnings and a gain to core earnings.

The increase in the core losses in the second quarter of 2013 compared with the second quarter of 2012 largely relates to the gain we reported in the second quarter of 2012, on the settlement of a reinsurance treaty in the run-off accident and health reinsurance block of business.

August 8, 2013 – Press Release Reporting Second Quarter Results

Premiums and deposits for the second quarter of 2013 were $1,167 million, compared with $990 million for the second quarter of 2012, driven by growth in our institutional asset management business.

Funds under management of $36.2 billion as at June 30, 2013 (June 30, 2012 – $21.1 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $30.6 billion (2012 – $24.1 billion) and $8.4 billion (2012 – $5.4 billion) of the Company’s own funds, partially offset by a $2.8 billion (2012 – $8.4 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and other liabilities.  The increase in the Company’s own funds primarily reflects net income earned over the period, the impact of the stronger U.S. dollar and the issuance of preferred shares, partially offset by the net redemptions of debt.

D      RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2012 Annual Report.

D1      Regulatory, actuarial and accounting risks
As previously disclosed, the Canadian Actuarial Standards Board (“ASB”) is reviewing the Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities.  Based on recent discussions, we expect the Exposure Draft to be issued in late 2013 with changes to the standards to be effective in the fourth quarter of 2014.   We will not know the potential impact of the changes until after the release of the exposure draft; however, the value of our policy liabilities is sensitive to reinvestment assumptions and the changes could have a material impact on both earnings and regulatory capital.

The International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”) issued exposure drafts of new accounting standards for insurance contracts.  The two proposals are similar in some of their main principles, but differ in many of the requirements around measurement of ongoing obligations to policyholders.  Our primary concern is around the unwarranted volatility in financial results that would be introduced. If implemented in the form set forth in the exposure draft, these proposals are likely to have a material impact on our financial results and our regulatory capital position. Comments are due on the exposure drafts on October 25, 2013.  The final standards are not expected to be effective until at least 2018.

We, along with other companies in the industry from around the world, are providing feedback on the significant issues we see with the IASB and FASB exposure draft proposals.  We believe such a significant change in financial reporting warrants complete and robust testing of the proposals prior to implementation.  We believe the accounting rules under discussion could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada.  We believe these rules could also have adverse capital implications and discourage investing in alternative long-duration asset classes.

D2      Variable annuity and segregated fund guarantees
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see Section D3).

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance.

August 8, 2013 – Press Release Reporting Second Quarter Results

Variable annuity and segregated fund guarantees net of reinsurance
As at	June 30, 2013			March 31, 2013
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)(5)	Guarantee value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,502	$5,016	$1,501	$6,522	$5,117	$1,426
Guaranteed minimum withdrawal benefit	66,517	60,640	6,508	65,633	60,769	5,727
Guaranteed minimum accumulation benefit	18,408	20,678	503	19,250	21,485	623
Gross living benefits(2)	$91,427	$86,334	$8,512	$91,405	$87,371	$7,776
Gross death benefits(3)	13,018	10,829	1,901	13,068	10,932	1,857
Total gross of reinsurance and hedging	$104,445	$97,163	$10,413	$104,473	$98,303	$9,633
Living benefits reinsured	$5,696	$4,408	$1,297	$5,720	$4,502	$1,233
Death benefits reinsured	3,710	3,300	658	3,666	3,279	644
Total reinsured	$9,406	$7,708	$1,955	$9,386	$7,781	$1,877
Total, net of reinsurance	$95,039	$89,455	$8,458	$95,087	$90,522	$7,756

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2013 was $8,458 (March 31, 2013 was $7,756 million)  of which: US$4,961 million (March 31, 2013 – US$4,394 million) was on our U.S. business, $1,907 million (March 31, 2013 – $1,806 million) was on our Canadian business, US$894 million (March 31, 2013 – US$1,099 million) was on our Japan business and US$377 million (March 31, 2013 – US$365 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

As outlined above, the amount at risk on variable annuity contracts, net of reinsurance was $8.5 billion at June 30, 2013 compared with $7.8 billion at March 31, 2013.  The increase was due to increases in guaranteed value amounts from rate reset product features.

The policy liabilities established for these benefits were $4,502 million at June 30, 2013 (March 31, 2013 – $5,909 million).   For non-dynamically hedged business, policy liabilities declined from $1,767 million at March 31, 2013 to $1,480 million at June 30, 2013.  For the dynamically hedged business, the policy liabilities declined from $4,142 million at March 31, 2013 to $3,022 million at June 30, 2013 due to an increase in swap rates.

Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on

August 8, 2013 – Press Release Reporting Second Quarter Results

the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D3      Publicly traded equity performance risk
We continue to meet or exceed our stated goal to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges.  As at June 30, 2013, we estimate that approximately 72 to 81 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 78 to 87 per cent at March 31, 201324.  The lower end of the range is based on the dynamically hedged assets that exist at June 30, 2013 and assumes rebalancing of equity hedges for dynamically hedged variable annuity liabilities at five per cent intervals and the upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

As outlined in our 2012 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 44 and 45 of our 2012 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

(a)   First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation; and

(b)
Then that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, we assume that we increase our macro equity hedges in negative market shock scenarios and reduce macro equity hedges in positive market shock scenarios.

It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

24 See “Caution regarding forward-looking statements” below.

August 8, 2013 – Press Release Reporting Second Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(4,950)	$(3,020)	$(1,330)	$990	$1,620	$2,010
Asset based fees	(300)	(200)	(100)	100	200	300
General fund equity investments(3)	(460)	(300)	(150)	160	310	470
Total underlying sensitivity	$(5,710)	$(3,520)	$(1,580)	$1,250	$2,130	$2,780

Impact of hedge assets

Impact of macro hedge assets (4)	$1,800	$1,110	$560	$(560)	$(880)	$(1,050)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	2,800	1,680	720	(510)	(880)	(1,160)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,600	$2,790	$1,280	$(1,070)	$(1,760)	$(2,210)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,110)	$(730)	$(300)	$180	$370	$570

Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(590)	(390)	(150)	20	20	30

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,700)	$(1,120)	$(450)	$200	$390	$600

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	79%	81%	86%	83%	79%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	70%	68%	72%	84%	82%	78%

(1)            See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the Macro Hedge Program in accordance with our Macro Hedge Policy.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

August 8, 2013 – Press Release Reporting Second Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(5,180)	$(3,160)	$(1,390)	$1,010	$1,690	$2,090
Asset based fees	(290)	(190)	(100)	100	190	290
General fund equity investments(3)	(470)	(320)	(150)	150	290	400
Total underlying sensitivity	$(5,940)	$(3,670)	$(1,640)	$1,260	$2,170	$2,780

Impact of hedge assets

Impact of macro hedge assets (4)	$2,150	$1,430	$720	$(720)	$(1,070)	$(1,280)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	2,800	1,690	710	(470)	(810)	(1,050)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,950	$3,120	$1,430	$(1,190)	$(1,880)	$(2,330)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(990)	$(550)	$(210)	$70	$290	$450

Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(590)	(390)	(150)	(10)	(30)	(40)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,580)	$(940)	$(360)	$60	$260	$410

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	83%	85%	87%	94%	87%	84%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	73%	74%	78%	95%	88%	85%

(1)            See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the Macro Hedge Program in accordance with our Macro Hedge Policy.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

August 8, 2013 – Press Release Reporting Second Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)
	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
June 30, 2013	(16)	(11)	(4)	9	22	31
March 31, 2013	(14)	(9)	(3)	4	15	23

(1)
See “Caution related to sensitivities” above.  In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, including the provisions for adverse deviation. The estimated amount that would not be completely offset assumes that provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	June 30, 2013	March 31, 2013
C$ millions
For variable annuity guarantee dynamic hedging strategy	$7,600	$7,600
For macro equity risk hedging strategy	6,600	8,500
Total	$14,200	$16,100

During the quarter, the notional value in our dynamic hedge program stayed level as the increase for dynamically hedging additional in-force business was offset by the normal rebalancing activities responding to favourable markets. The notional value in our macro program decreased by $1.9 billion over the quarter, of which $0.4 billion related to the transfer of blocks to our dynamic program and $1.5 billion related to normal rebalancing activities.

D4      Interest rate and spread risk
As at June 30, 2013, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $500 million.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

August 8, 2013 – Press Release Reporting Second Quarter Results

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	June 30, 2013				March 31, 2013
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(500)		$300		$(600)		$400
From fair value changes in AFS assets held in surplus, if realized	900		(800)		900		(800)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(13)		17		(15)		14
From fair value changes in AFS assets held in surplus, if realized	6		(6)		6		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.  The potential increase in required capital accounted for 9 of the 13 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	June 30, 2013	March 31, 2013
Corporate spreads(4)
Increase 50 basis points	$500	$600
Decrease 50 basis points	(500)	(600)
Swap spreads
Increase 20 basis points	$(600)	$(500)
Decrease 20 basis points	600	500

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads.  The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

August 8, 2013 – Press Release Reporting Second Quarter Results

Corporate spreads increased in the second quarter of 2013, resulting in a decrease in sensitivity to a 50 basis point decline in corporate spreads compared with the prior quarter. As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of the change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

E      ACCOUNTING MATTERS AND CONTROLS

E1      Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2012.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 63 to 71 of our 2012 Annual Report.

E2      Actuarial methods and assumptions
As noted in section B1 above, in the second quarter of 2013 we reported a post-tax charge of $35 million for the impact of changes to actuarial methods and assumptions.  The charge was primarily attributable to the impact of method and modeling refinements in the projection of certain asset and liability related cashflows across several business units, mainly in the U.S.

E3      Sensitivity of policy liabilities to updates to assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment. As the estimated potential impact on net income for the next five years and the following five years from changes in fixed income URR driven by changes in risk free rates has not changed materially from that disclosed in our 2012 Annual Report, it is not shown here.

August 8, 2013 – Press Release Reporting Second Quarter Results

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	June 30, 2013		March 31, 2013
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$700	$(700)	$800	$(800)
100 basis point change in future annual returns for alternative long-duration assets(2)	3,800	(3,800)	3,900	(3,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(3)	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $400 million (March 31, 2013 – $500 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(500) million (March 31, 2013 – $(500) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.3% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $100 million in sensitivity from March 31, 2013 to June 30, 2013 is primarily related to the impact of risk free rates in some jurisdictions during the quarter, increasing the rate at which funds can be reinvested.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.35%.

E4      Income Taxes
On August 5, 2013, the U.S. Tax Court issued an opinion in the litigation between John Hancock and the Internal Revenue Service involving so-called LILOs and Service Contracts.  The Court's opinion effectively disallows tax deductions on the these lease transactions for the tax years 1997 through 2001, although the Court did rule in the Company's favor on some ancillary issues relating to the imputation and calculation of original issue discount income.  We are fully reserved for this result and, as disclosed in Note 6 to our annual financial statements, no material impact to the Company's financial results is expected.  We are currently considering our options regarding an appeal of the decision.

E5      Accounting and reporting changes
(a)	Impact of standards applied retrospectively in 2013
Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively.  As a result of these adoptions, net income attributed to shareholders for the three and six months ended June 30, 2012 increased by $19 million and $38 million, respectively.

(b)	Future accounting and reporting changes beginning in 2014 or later
There are a number of accounting and reporting changes issued by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2014 and later:

August 8, 2013 – Press Release Reporting Second Quarter Results

Topic	Effective date	Measurement / Presentation	Expected impact
IFRIC 21 “Levies”	Jan 1, 2014	Measurement	Not expected to have a significant impact
Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	Jan 1, 2014	Measurement	Not expected to have a significant impact
IFRS 9 “Financial Instruments”	Jan 1, 2015*	Measurement	Currently assessing

A summary of the most recently issued new accounting standards is as follows:

(i)	IFRIC 21 “Levies”
IFRIC Interpretation 21 “Levies” was issued in May 2013 and is effective for years beginning on or after January 1, 2014 and provides guidance on recognizing liabilities for payments to government in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  It does not provide guidance on accounting for income taxes, fines and penalties or for acquisition of assets or services from governments.  IFRIC 21 establishes that a liability for a levy is recognized when the activity that triggers payment occurs. Adoption of this amendment is not expected to have a significant impact on the Company’s consolidated financial statements.

(ii)	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”
An amendment to IAS 39 was issued in June 2013 to address the accounting for derivatives designated as hedging instruments, when there has been a change in the counterparties to the agreement.  The amendment specifically permits entities to continue hedge accounting, when certain criteria have been met.  The amendment is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.  Adoption of this amendment is not expected to have a significant  impact on the Company’s consolidated financial statements.

(iii)         IFRS 9 “Financial Instruments”
*The IASB has recently decided not to specify a mandatory effective date for IFRS 9 until they have finalized the requirements for classification and measurement and impairment of financial assets.  An effective date will be determined once the requirements are issued.  Consequently, it is unlikely that these requirements will be effective in fiscal 2015.

August 8, 2013 – Press Release Reporting Second Quarter Results

F   OTHER

F1      Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Core Earnings Per Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital;  New Business Embedded Value; Sales and Total Annualized Insurance and Wealth Premium Equivalent Basis. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of investment gains reported in a single year which are referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:

August 8, 2013 – Press Release Reporting Second Quarter Results

●	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
●	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
●	Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
●	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
●	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net investment-related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

August 8, 2013 – Press Release Reporting Second Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

			Quarterly Results
C$ millions, unaudited	2013				2012 (restated)(1)								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Core earnings (losses)
Asia Division	$226		$226		$180		$230		$286		$267		$213		$220
Canadian Division	225		179		233		229		201		172		142		259
U.S. Division	343		440		293		288		247		257		189		260
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(105)		(128)		(62)		(103)		(67)		(113)		(124)		(58)
Expected cost of macro hedges	(128)		(148)		(140)		(124)		(118)		(107)		(97)		(107)
Investment gains included in core earnings	48		50		50		50		50		50		50		50
Total core earnings	$609		$619		$554		$570		$599		$526		$373		$624
Investment-related gains (losses) in excess of amounts included in core earnings	(97)		97		321		365		54		209		261		236
Core earnings plus investment-related gains (losses) in excess of amounts included in core earnings	$512		$716		$875		$935		$653		$735		$634		$860
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	30		101		100		122		(269)		223		(193)		(900)
Direct impact of equity markets and interest rates (see table below)	(272)		(208)		(18)		(88)		(727)		75		153		(889)
Impact of major reinsurance transactions, in-force product changes	-		-		-		26		112		122		-		-
Change in actuarial methods and assumptions, excluding URR	(35)		(69)		(87)		(1,006)		-		12		2		(651)
Goodwill impairment charge	-		-		-		(200)		-		-		(665)		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		(50)		-		-		303
Tax items and restructuring charge related to organizational design	24		-		207		-		-		58		-		-
Net income (loss) attributed to shareholders	$259		$540		$1,077		$(211)		$(281)		$1,225		$(69)		$(1,277)

Direct impact of equity markets and interest rates:
Gains (charges) on variable annuity liabilities that are not dynamically hedged	$75		$757		$556		$298		$(758)		$982		$234		$(1,211)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	(70)		115		48		55		(116)		121		56		(227)
Gains (charges) on macro equity hedges relative to expected costs	(231)		(730)		(292)		(86)		423		(556)		(250)		882
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	151		(245)		(290)		(330)		305		(425)		122		(567)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(127)		(8)		(40)		(25)		96		(47)		(9)		301
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(70)		(97)		-		-		(677)		-		-		(67)
Direct impact of equity markets and interest rates	$(272)		$(208)		$(18)		$(88)		$(727)		$75		$153		$(889)

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

August 8, 2013 – Press Release Reporting Second Quarter Results

Asia Division

			Quarterly Results
C$ millions, unaudited	2013				2012								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Asia Division core earnings	$226		$226		$180		$230		$286		$267		$213		$220
Investment-related gains (losses) in excess of amounts included in core earnings	(18)		43		33		12		28		(18)		47		126
Core earnings plus investment-related gains (losses) in excess of amounts included in core earnings	$208		$269		$213		$242		$314		$249		$260		$346
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	(2)		(2)		9		11		(18)		3		(16)		(3)
Direct impact of equity markets and interest rates	180		661		460		238		(611)		819		41		(1,055)
Tax items	-		-		-		-		-		40		-		-
Net income (loss) attributed to shareholders	$386		$928		$682		$491		$(315)		$1,111		$285		$(712)

Canadian Division

			Quarterly Results
C$ millions, unaudited	2013				2012								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Canadian Division core earnings	$225		$179		$233		$229		$201		$172		$142		$259
Investment-related gains (losses) in excess of amounts included in core earnings	(88)		(187)		(31)		20		(115)		116		72		(47)
Core earnings plus investment-related gains (losses) in excess of amounts included in core earnings	$137		$(8)		$202		$249		$86		$288		$214		$212
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	(1)		38		45		38		(74)		41		(67)		(204)
Direct impact of equity markets and interest rates	(33)		(92)		4		91		74		(134)		99		(100)
Reinsurance recapture and segregated fund product changes	-		-		-		-		137		122		-		-
Net income (loss) attributed to shareholders	$103		$(62)		$251		$378		$223		$317		$246		$(92)

U.S. Division

			Quarterly Results
C$ millions, unaudited	2013				2012 (restated)(1)								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
U.S. Division core earnings	$343		$440		$293		$288		$247		$257		$189		$260
Investment-related gains in excess of amounts included in core earnings	65		263		367		348		156		155		158		215
Core earnings plus investment-related gains in excess of amounts included in core earnings	$408		$703		$660		$636		$403		$412		$347		$475
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	33		65		46		73		(177)		179		(110)		(693)
Direct impact of equity markets and interest rates	(12)		(42)		(150)		(297)		(22)		(15)		268		(810)
Impact of major reinsurance transactions	-		-		-		26		(25)		-		-		-
Tax items	-		-		170		-		-		-		-		-
Net income (loss) attributed to shareholders	$429		$726		$726		$438		$179		$576		$505		$(1,028)

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter report 2013 to shareholders.

August 8, 2013 – Press Release Reporting Second Quarter Results

Corporate and Other

	Quarterly Results
C$ millions, unaudited			2013		2012 (restated)(1)								2011
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(105)		$(128)		$(62)		$(103)		$(67)		$(113)		$(124)		$(58)
Expected cost of macro hedges	(128)		(148)		(140)		(124)		(118)		(107)		(97)		(107)
Investment gains included in core earnings	48		50		50		50		50		50		50		50
Total core losses	$(185)		$(226)		$(152)		$(177)		$(135)		$(170)		$(171)		$(115)
Investment-related losses in excess of amounts included in core earnings	(56)		(22)		(48)		(15)		(15)		(44)		(16)		(58)
Core losses plus investment-related losses in excess of amounts included in core earnings	$(241)		$(248)		$(200)		$(192)		$(150)		$(214)		$(187)		$(173)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(407)		(735)		(332)		(120)		(168)		(595)		(255)		1,076
Changes in actuarial methods and assumptions, excluding URR	(35)		(69)		(87)		(1,006)		-		12		2		(654)
Goodwill impairment charge	-		-		-		(200)		-		-		(665)		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		(50)		-		-		303
Tax items and restructuring charge related to organizational design	24		-		37		-		-		18		-		-
Net income (loss) attributed to shareholders	$(659)		$(1,052)		$(582)		$(1,518)		$(368)		$(779)		$(1,105)		$552

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2013.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) adding back the premiums ceded related to FDA coinsurance, (iii) premium equivalents for administration only group benefit contracts, (iv) premiums in the Canadian Group Benefits reinsurance ceded agreement, (v) segregated fund deposits, excluding seed money, (vi) mutual fund deposits, (vii) deposits into institutional advisory accounts, and (viii) other deposits in other managed funds.

August 8, 2013 – Press Release Reporting Second Quarter Results

Premiums and deposits	Quarterly results
C$ millions	2Q 2013	1Q 2013	2Q 2012
Net premium income	$4,359	$4,599	$(969)
Deposits from policyholders	5,333	6,284	5,623
Premiums and deposits per financial statements	$9,692	10,883	$4,654
Add back premiums ceded relating to FDA coinsurance	-	-	5,428
Investment contract deposits	16	19	43
Mutual fund deposits	10,545	8,834	4,337
Institutional advisory account deposits	1,146	782	894
ASO premium equivalents	756	710	725
Group benefits ceded premiums	1,427	996	1,313
Other fund deposits	97	109	93
Total premiums and deposits	$23,679	$22,333	$17,487
Currency impact	-	182	(5)
Constant currency premiums and deposits	$23,679	$22,515	$17,482

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions) As at	2Q 2013	1Q 2013	(restated)(1) 2Q 2012
Total invested assets	$231,935	$231,252	$227,094
Segregated funds net assets	221,952	219,449	203,450
Funds under management per financial statements	$453,887	$450,701	$430,544
Mutual funds	76,634	68,996	53,821
Institutional advisory accounts (excluding segregated funds)	28,416	27,736	21,918
Other funds	8,025	7,774	6,663
Total funds under management	$566,962	$555,207	$512,946
Currency impact	-	12,620	6,201
Constant currency funds under management	$566,962	$567,827	$519,147

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions) As at	2Q 2013	1Q 2013	(restated)(1) 2Q 2012
Total equity	$26,544	$25,791	$25,010
Add AOCI loss on cash flow hedges	131	177	226
Add liabilities for preferred shares and capital instruments	4,130	4,113	3,914
Total capital	$30,805	$30,081	$29,150

August 8, 2013 – Press Release Reporting Second Quarter Results

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the second quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	33%
Foreign exchange rate	n/a	1.023002	0.131802	0.010376
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Total Annualized Insurance and Wealth Premium Equivalent (“APE”) Basis Sales are sales that comprise 100 per cent of regular premium/deposit sales and 10 per cent of single premium/deposit sales for both insurance and wealth management products.

F2	Key Planning assumptions and uncertainties
Manulife’s 2016 management objectives do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment experience included in core earnings25.

25	Interest rate assumptions based on forward curve as of June 30, 2012. Core earnings includes up to $200 million per annum of investment gains.

August 8, 2013 – Press Release Reporting Second Quarter Results

F3      Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, the impact of the sale of our Taiwan life insurance business on MLI’s MCCSR ratio; the third quarter 2013 charge related to the annual review of actuarial methods and assumptions; the continued growth in insurance sales in Asia; and the quarterly run rate hedging costs and annual run rate savings from E&E projects.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under “Key Planning Assumptions and Uncertainties” in our 2012 Annual Report and in this document and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2012 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in

August 8, 2013 – Press Release Reporting Second Quarter Results

making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

August 8, 2013 – Press Release Reporting Second Quarter Results

Consolidated Statements of Income

(Canadian $ in millions except per share information, unaudited)
		(restated)(1)
For the three months ended, June 30	2013	2012
Revenue
Net premium income prior to FDA coinsurance(2)	$4,359	$4,459
Premiums ceded relating to FDA coinsurance	-	(5,428)
Investment income
Investment income(3)	1,954	2,865
Realized and unrealized gains (losses) on assets supporting insurance and investment
contract liabilities(4)	(9,000)	7,303
Other revenue	2,341	2,052
Total revenue	$(346)	$11,251
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,553	$2,409
Maturity and surrender benefits	1,306	1,163
Annuity payments	844	807
Policyholder dividends and experience rating refunds	285	286
Net transfers from segregated funds	(176)	(229)
Change in insurance contract liabilities(4)	(7,060)	11,770
Change in investment contract liabilities	50	10
Ceded benefits and expenses	(1,610)	(1,543)
Change in reinsurance assets	493	(5,664)
Net benefits and claims	$(3,315)	$9,009
General expenses	1,123	1,084
Investment expenses	300	259
Commissions	941	1,000
Interest expense	308	305
Net premium taxes	92	79
Total contract benefits and expenses	$(551)	$11,736
Income (loss) before income taxes	$205	$(485)
Income tax recovery	103	186
Net income (loss)	$308	$(299)
Less: Net income attributed to non-controlling interests	9	13
Net income (loss) attributed to participating policyholders	40	(31)
Net income (loss) attributed to shareholders	$259	$(281)
Preferred share dividends	(32)	(28)
Common shareholders' net income (loss)	$227	$(309)

Basic earnings (loss) per common share	$0.12	$(0.17)
Diluted earnings (loss) per common share	$0.12	$(0.17)

(1)
The 2012 results have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter report to shareholders.

(2)
In 2012, the Company entered into a coinsurance agreement, effective April 1, 2012, to reinsure 89 per cent of its book value fixed deferred annuity business from John Hancock U.S.A. and a separate agreement, effective July 1, 2012, to reinsure 90 per cent of its book value fixed deferred annuity business from John Hancock Life Insurance Company of New York.   Under the terms of both of these agreements, the Company will maintain the responsibility for servicing of the policies.

(3)
Investment income in the first quarter of 2013 was reduced by $403 million of losses on the Company’s macro equity hedge program ($341 million gain in the first quarter of 2012) and losses on the sale of bonds backing surplus of $198 million ($213 million gain in the first quarter of 2012).

(4)
The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The volatility in realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities relates primarily to the impact of interest rates changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.

August 8, 2013 – Press Release Reporting Second Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
		(restated)(1)
As at	June 30	December 31
Assets	2013	2012
Invested assets
Cash and short-term securities	$13,642	$13,480
Securities
Bonds	117,546	119,281
Equities	12,995	11,995
Loans
Mortgages	36,244	35,082
Private placements	20,890	20,275
Policy loans	7,218	6,793
Bank loans	2,028	2,142
Real estate	8,686	8,513
Other invested assets	12,686	11,561
Total invested assets	$231,935	$229,122
Other assets
Accrued investment income	$1,835	$1,794
Outstanding premiums	888	1,009
Derivatives	10,349	14,707
Goodwill and intangible assets	5,265	5,113
Reinsurance assets	18,802	18,681
Deferred tax asset	3,940	3,445
Miscellaneous	3,235	3,127
Total other assets	$44,314	$47,876
Segregated funds net assets	$221,952	$207,985
Total assets	$498,201	$484,983

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$198,441	$199,588
Investment contract liabilities	2,531	2,420
Bank deposits	18,838	18,857
Deferred tax liability	626	603
Derivatives	7,512	7,500
Other liabilities	12,867	13,922
	$240,815	$242,890
Long-term debt	4,760	5,046
Liabilities for preferred shares and capital instruments	4,130	3,903
Segregated funds net liabilities	221,952	207,985
Total liabilities	$471,657	$459,824

Equity
Issued share capital
Preferred shares	$2,693	$2,497
Common shares	20,046	19,886
Contributed surplus	267	257
Shareholders' retained earnings	3,512	3,256
Shareholders' accumulated other comprehensive loss	(448)	(1,184)
Total shareholders' equity	$26,070	$24,712
Participating policyholders' equity	194	146
Non-controlling interests	280	301
Total equity	$26,544	$25,159
Total liabilities and equity	$498,201	$484,983

(1)     The December 31, 2012 amounts have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter report to shareholders.

August 8, 2013 – Press Release Reporting Second Quarter Results